Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

ITEM 1

REPORTING ISSUER

Arris Resources Inc.

1250 West Hastings Street
Vancouver, BC  V6E 2M4
Tel: 604-687-0879

Fax: 604-408-9301

ITEM 2

DATE OF MATERIAL CHANGE

July 17, 2007

ITEM 3

NEWS RELEASE

July 17, 2007

ITEM 4

SUMMARY OF MATERIAL CHANGE

Private placement of units.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

The company will conduct a  private placement of up to 5,250,000 units at US$0.05 per unit. Each unit will consist of one common share and one common share purchase warrant.  Each share purchase warrant is exercisable into one additional common share at a price of US$0.065 per common share for a period of 24 months.  The Company may pay a finder’s fee or commission in connection with the private placements.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7

OMITTED INFORMATION

N/A

ITEM 8

EXECUTIVE OFFICER

Curt Huber – President, Telephone: 604-685-2542

ITEM 9

DATE OF REPORT

Dated at Vancouver, B.C. this 18th day of July, 2007.